UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0157
Washington, D.C. 20549	Expires: June 30, 2016
Form N-8F	Estimated average burden hours per response.....……... 3

Application for Deregistration of Certain Registered Investment Companies

I.             General Identifying Information

1.             Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒           Merger

☐            Liquidation

☐            Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐            Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.             Name of fund: Helios Advantage Income Fund, Inc.

3.             Securities and Exchange Commission File No.:  811-21631

4.             Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application          ☒ Amendment

5.             Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Brookfield Place

250 Vesey Street

New York, NY 10281-1023

6.             Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Rachael L. Schwartz, Esq.

Paul Hastings LLP

75 E 55th St

New York, NY 10022

(212) 318-6275

7.             Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Brookfield Investment Management Inc.

Brookfield Place

250 Vesey Street

New York, NY 10281-1023

(855) 777-8001

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.             Classification of fund (check only one):

☒           Management company;

☐            Unit investment trust; or

☐            Face-amount certificate company.

9.             Subclassification if the fund is a management company (check only one):

☐ Open-end         ☒ Closed-end

10.          State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.          Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Brookfield Investment Management Inc.

Brookfield Place

250 Vesey Street

New York, NY 10281-1023

12.          Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities during the last five years.

13.          If the fund is a unit investment trust (“UIT”) provide:

(a)        Depositor’s name(s) and address(es): N/A

(b)        Trustee’s name(s) and address(es): N/A

14.          Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                    ☒ No

If Yes, for each UIT state:

Name(s):

File No.:  811-

Business Address:

15.               (a)      Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                    ☐ No

If Yes, state the date on which the board vote took place: February 25, 2014.

If No, explain:

(b)      Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                    ☐ No

If Yes, state the date on which the shareholder vote took place: July 18, 2014

If No, explain:

II.            Distributions to Shareholders

16.          Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                    ☐ No

(a)        If Yes, list the date(s) on which the fund made those distributions: August 13, 2014

(b)        Were the distributions made on the basis of net assets?

☒ Yes                 ☐ No

(c)        Were the distributions made pro rata based on share ownership?

☒ Yes                 ☐ No

(d)        If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)        Liquidations only:
Were any distributions to shareholders made in kind?

☐ Yes                 ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.          Closed-end funds only:

Has the fund issued senior securities?

☐ Yes                    ☒ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.          Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                    ☐ No

If No,

(a)        How many shareholders does the fund have as of the date this form is filed?

(b)        Describe the relationship of each remaining shareholder to the fund:

19.          Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                    ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.          Assets and Liabilities

20.          Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐ Yes                    ☒ No

If Yes,

(a)        Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)        Why has the fund retained the remaining assets?

(c)        Will the remaining assets be invested in securities?

☐ Yes                    ☐ No

21.          Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                    ☒ No

If Yes,

(a)        Describe the type and amount of each debt or other liability:

(b)        How does the fund intend to pay these outstanding debts or other liabilities?

IV.          Information About Event(s) Leading to Request for Deregistration

22.          (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)            Legal expenses: $28,671

(ii)           Accounting expenses: $0

(iii)          Other expenses (list and identify separately):

Transfer Agent Expenses $25,531

Printing and Mailing Expenses $28,975

Miscellaneous Expenses $4,502

Audit Expenses $4,365

(iv)          Total expenses (sum of lines (i)-(iii) above): $92,044

(b)           How were those expenses allocated?  The applicant bore the expenses in connection with the reorganization.

(c)           Who paid those expenses?  See response to 22(b)

(d)           How did the fund pay for unamortized expenses (if any)? N/A

23.          Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☒ Yes                    ☐ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:  Yes, File No. 811-21631 on December 24, 2014.

V.            Conclusion of Fund Business

24.          Is the fund a party to any litigation or administrative proceeding?

☒Yes                     ☐ No

If Yes, describe the nature of the litigation or proceeding and the position taken by the fund in that litigation.   In connection with the reorganization of each of Helios Advantage Income Fund, Inc., Helios High Income Fund, Inc., Helios Multi-Sector High Income Fund, Inc. and Helios Strategic Income Fund, Inc. (together with their predecessors, the “Closed-End Funds”) into Brookfield High Income Fund (the “Fund”), all rights, defenses, potential liabilities and/or claims associated with the opt-out actions were assumed by the Fund, including any potential claims by the Closed-End Funds for indemnification and/or contribution or any similar claims against any released defendant parties related to any opt-out actions related to the Class Action (as defined below).

On August 5, 2013, the federal court in the Western District of Tennessee entered an order approving a settlement of a securities class action proceeding encaptioned In re Morgan Keegan Closed-End Fund Litigation (the “Class Action”) against the Closed-End Funds and other defendants. Subsequent to the Class Action settlement, five separate purported Opt-Out Actions were filed against the Closed-End Funds in the Western District of Tennessee on behalf of a number of investors (the “Opt-Out Actions”).

One action, the Warwick Action, has been entirely dismissed by the Court. In another, the Small Action, the Court dismissed all claims against the Closed-End Funds except for a Section 11 claim against RMK Multi-Sector High Income Fund, Inc. (“RHY”)(i.e., Helios Multi-Sector High Income Fund, Inc.) which Plaintiff alleges resulted in damages in excess of $342,000. The Closed-End Funds and non-fund defendants filed a motion to strike and/or dismiss remains pending. In another case, the Starnes Action, the Court dismissed all claims brought by three of the five plaintiffs. For the remaining two plaintiffs in the Starnes Action, and for all three plaintiffs in a separate case, the Stein Action, the Court dismissed the Section 12(a)(2) claim against RHY, but declined to dismiss a Section 10b-5 claim against all the Closed-End Funds, and a Section 11 claim against RHY. The Closed-End Funds and non-fund defendants filed motions to reconsider the Court’s rulings in the Starnes and Stein Actions which remain pending. A motion to dismiss also remains pending in the final case, the Adkins Action. The Adkins Action, Starnes Action and Stein Action are brought on behalf of approximately one-hundred, two and three investors respectively, and seek among other forms of relief compensatory damages not quantified against all defendants, jointly and severally, in an amount to be proven at trial.

25.          Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                    ☒ No

If Yes, describe the nature and extent of those activities:

VI.          Mergers Only

26.          (a)           State the name of the fund surviving the Merger: Brookfield High Income Fund Inc.

(b)           State the Investment Company Act file number of the fund surviving the Merger: 811-08795

(c)           If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:  The Form of Agreement and Plan of Reorganization was filed with the Commission on Form N-14 (File No. 333-195128) on May 21, 2014.  It was included as Appendix A to the Registration Statement on Form N-14.

(d)           If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Helios Advantage Income Fund, Inc., (ii) he is the President of Helios Advantage Income Fund, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Brian F. Hurley
Name: Brian F. Hurley
Title: President